20010764

SECU[illegible]

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 West Nationwide Blvd, Mailing Code: 5-02-210R
(No. and Street)

Columbus (City) OH (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ewan Roswell 614-677-8275 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd. Suite 500 (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ewan Roswell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Fund Distributors LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Anne M. Lamone

Notary Public

NOTARIAL SEAL STATE OF OHIO

Anne M. Lamone
Public, State of Ohio
Expires 06-15-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents

		Page
Report of Independent Registered Public Accounting Firm		1
Statement of Financial Condition		2
Statement of Operations		3
Statement of Changes in Member's Equity		4
Statement of Cash Flows		5
Notes to Financial Statements		6
Schedules		
I	Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934	10
II	Computation of the Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934	11
III	Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934	12

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Nationwide Fund Distributors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors, LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 2400.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2001.

Columbus, Ohio
February 26, 2020

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

		December 31, 2019
Assets		
Cash	$	13,091,723
Short-term investments		4,674,652
Fee-related receivables		9,943,465
Deferred sales commissions, net		127,556
Prepaid assets		25,601
Total assets	$	27,862,997
Liabilities and equity		
Liabilities		
Fee payable to broker dealers	$	9,935,841
Payable to affiliates		10,511,436
Total liabilities	$	20,447,277
Member's equity		
Member's equity		7,415,720
Member's equity	$	7,415,720
Total liabilities and equity	$	27,862,997

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

		Year ended December 31, 2019
Revenues		
Revenues from sale of investment company shares	$	113,230,828
Interest income		82,771
Total revenues	$	113,313,599
Expenses		
Sales commissions to broker dealers	$	112,803,312
Operating expenses allocated from affiliates		838,972
Amortization of deferred sales commissions		712,830
Licenses and fees		166,605
Other operating expenses		98,346
Total expenses	$	114,620,065
Net loss	$	(1,306,466)

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

		Member's equity
Balance as of December 31, 2018	$	5,722,186
Net loss		(1,306,466)
Capital contributions		3,000,000
Balance as of December 31, 2019	$	7,415,720

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

		Year ended December 31, 2019
Cash flows from operating activities		
Net loss	$	(1,306,466)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Capitalization of deferred sales commissions		(543,702)
Amortization of deferred sales commissions		712,830
Changes in assets and liabilities		
Increase in fee-related receivables		(717,297)
Increase in prepaid assets		(574)
Increase in fee payable to broker dealers		922,031
Increase in payable to affiliates		1,639,705
Net cash provided by operating activities	$	706,527
Cash flows from investing activities		
Increase in short-term investments	$	(82,771)
Net cash used in investing activities	$	(82,771)
Cash flows from financing activities		
Capital contributions	$	3,000,000
Net cash provided by financing activities	$	3,000,000
Net increase in cash	$	3,623,756
Cash at beginning of year		9,467,967
Cash at end of year	$	13,091,723

See accompanying notes to the financial statements.

(1) Nature of Operations

Nationwide Fund Distributors, LLC ("the Company") is organized under the laws of the State of Delaware as a limited liability company and is a wholly owned subsidiary of NFS Distributors, Inc. ("the Parent"), a wholly owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). The Company is exempt from Rule 15c3-3 (Customer Protection) of the Securities Exchange Act of 1934 under (k)(2)(i) exemption provision of the Rule. To qualify for the exemption, the Company cannot carry margin accounts, hold customer monies or securities, and must effect all customer financial transactions through a bank account designated as a special account for the benefit of customers.

Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds ("the Funds").

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Cash

Cash consists of cash deposited in noninterest-bearing accounts.

Short-term Investments

Short-term investments consist of highly liquid investments with original maturities of twelve months or less. Short-term investments are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940. Short-term investments are held in a Nationwide money market fund and carried at fair value based on its daily reported net asset value.

Fee-Related Receivables

The amounts shown for all receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a three month period. No recovery allowance is considered necessary for any of the receivable balances. The Fee-related receivables balance was $9,943,465 and $9,226,168 at December 31, 2019 and 2018, respectively.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge ("CDSC") paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period of one year. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period. CDSC fees of $50,237 for the year ended December 31, 2019 related to unamortized sales commissions were recorded as a reduction of the asset.

Fees Payable to Broker Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker dealers through which the Funds are distributed. As compensation to these broker dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds to the distributing broker dealers, retaining a portion of the fees, known as underwriter fees. The Company owed $9,935,841 and $9,013,810 to broker dealers for services rendered as of December 31, 2019 and 2018, respectively. The gross fees received are reflected as Revenues from sale of investment company shares and, other than those deferred, the amounts paid to broker dealers are recorded as Sales commissions to broker dealers in the Statement of Operations.

Recognition of Revenue and Expenses

The Company accounts for revenue in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers (ASC 606). Revenues are based on the contractual agreements with the Funds and computed as an annual percentage of average net assets of the Funds for 12b-1 distribution fees and percentage of gross sales for sales charges, primarily dealer concessions and underwriting fees. These fees are included in Revenues from sale of investment company shares in the Statement of Operations. For the year ended December 31, 2019, 12b-1 distribution fees were $111,608,020. Within the contractual agreement, the performance obligation for the Company is to distribute the funds. Estimates of 12b-1 fees are considered constrained, variable revenue within ASC 606 as they are based on average net asset balances of the applicable month. Dealer commissions and underwriting fees are also considered variable revenue within ASC 606 as they are contingent on the timing of purchase by the investor and the value of the sales proceeds. Revenue is recognized at a point in time when the performance obligation is satisfied. For 12b-1 distribution fees, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. For dealer commissions and underwriting fees, the performance obligation is satisfied at the time of purchase by investor and recorded monthly. As the Company is primarily responsible for fulfilling these sales, they represent the principal of this relationship and record the associated revenue on a gross basis. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2019. Interest income is outside of the scope of ASC 606 and is recognized as earned, on a monthly basis.

All expenses are recognized as incurred.

Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expense are included in the income and expense of its single-member parent. The federal tax benefit for the year ended December 31, 2019 would have been $274,359 if the Company was not a disregarded entity.

Pending Accounting Standards

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which added certain fair value disclosure requirements for public companies. The Company will adopt the ASU for annual periods beginning January 1, 2020. The Company does not anticipate a material impact on the financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. The guidance introduces a new approach for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The Company will adopt the ASU and related amendments for annual periods beginning January 1, 2020. After consideration of existing and new guidance for allowance valuation, the Company does not anticipate a material impact on the financial statements.

(3) Fair Value Measurement

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

Level 2. Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$ 4,674,652	$ -	$ -	$ 4,674,652
Assets at fair value	$ 4,674,652	$ -	$ -	$ 4,674,652

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

(4) Net Capital Requirements

The Company, as a registered broker dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $25,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The minimum net capital requirement was $1,363,152 at December 31, 2019. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

On December 31, 2019, the Company exceeded both elements of net capital requirements, as aggregate indebtedness was 2.9 times net capital, which was $6,969,232 and the amount of net capital in excess of the statutory requirement was $5,606,080.

(5) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope, and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position.

The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the FINRA, the Department of Labor, the Internal Revenue Service, and state securities divisions. Such regulatory entities may, in the normal course of business, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators.

(6) Related Party Transactions

The Company has entered into cost sharing agreements with NMIC, majority owner of NFS, and other affiliates, as a part of its ongoing operations. Expenses covered by such agreements are subject to allocation among NMIC and such subsidiaries. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed by participating companies. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed pursuant to the NMIC cost sharing agreement.

Costs related to this agreement were $838,972 for the year ended December 31, 2019, which include allocated expenses of $812,736 for compensation and benefits and are recorded as Operating expenses allocated from affiliates in the Statement of Operations.

Sales commissions to broker dealers are paid by other affiliates, which are reimbursed by the Company. As of December 31, 2019, the amount due to affiliates was $10,511,436.

For the year ended December 31, 2019, the Company recorded expenses totaling $101,311,351 for services rendered by affiliated broker dealers, which is included in Sales commissions to broker dealers in the Statement of Operations. As of December 31, 2019, the Company owed $9,062,625 to those affiliated broker dealers.

The Company received $3,000,000 of capital contributions from NFSDI for the year ended December 31, 2019, which was utilized to support the Company's requirements under the Rule. The Company is reliant on capital contributions from its parent on a regular and ongoing basis to continually meet and/or exceed the net capital requirements.

(7) Subsequent Events

The Company evaluated subsequent events through February 26, 2020, the date at which the financial statements were issued, and determined there are no additional items to disclose.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2019

Computation of Net Capital

1. Total equity from Statement of Financial Condition	$ 7,415,720
2. Deduct member's equity not allowable for net capital	-
3. Total member's equity qualified for net capital	7,415,720
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	7,415,720
6. (Deductions) and/or charges:	
A. Total nonallowable assets from Statement of Financial Condition	(352,995)
B. Other (deductions) and/or charges	-
7. Other additions and/or (credits)	-
8. Net capital before haircuts on securities positions	7,062,725
9. Haircuts on securities	(93,493)
10. Net capital	$ 6,969,232

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of Line 19)	$ 1,363,152
12. Minimum net capital requirement of reporting broker	25,000
13. Net capital requirement (greater of line 11 or 12)	1,363,152
14. Excess net capital (line 10 less line 13)	5,606,080
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 4,924,504

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 20,447,277
17. Add drafts for immediate credit	-
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))	-
19. Total aggregate indebtedness	$ 20,447,277
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)	293.39%

Schedule of Nonallowable Assets (Line 6A)

Fee-related receivables	$ 199,838
Deferred sales commissions, net	127,556
Prepaid assets	25,601
Total Line 6A	$ 352,995

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2019.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2019

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2019, the Company held no customer funds and had no required deposit.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2019

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) of that rule.

See accompanying report of independent registered public accounting firm.

Nationwide®
is on your side

SEC Mail Processing
FEB 28 2020
Washington, DC

February 27, 2020

Securities and Exchange Commission
Division of Trading and Markets – Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

RE: Audited Financial Statements for Nationwide Fund Distributors LLC
(CRD #25910, SEC File No. 8-42135)

Division of Trading and Markets:

In accordance with SEC Rule 17a-5, enclosed please find two copies of the Nationwide Fund Distributors LLC:

- SEC Form X-17A-5 Part III;
- Audited financial statements as of and for the period ending December 31, 2019;
- Auditor's report pursuant to SEC Rule 17a-5(e)4); and
- Auditor's report pursuant to SEC Rule 17a-5(g)(1).

Should you have any questions or comments, please contact me at (614) 435-5786.

Very truly yours,

Holly A. Butson

Holly A. Butson
Chief Compliance Officer

Enclosures